

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2022

Christopher Cummiskey
Chairman and Chief Executive Officer
Southern Power Company
30 Ivan Allen Jr. Blvd., N.W.
Atlanta, GA 30308

      Re: Southern Power Company
          Registration Statement on Form S-3
          Filed October 28, 2022
          File No. 333-268044

Dear Christopher Cummiskey:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Energy & Transportation

cc: Eric A. Koontz, Esq.